Exhibit 99.1

SaverOne Expands Collaboration with Cemex Germany to Heavy Trucks

Completed Installation of the First Phase of a Planned Rollout Across Cemex Germany’s Truck Fleet
Further Expands SaverOne’s European Footprint

Petah Tikvah, Israel, September 15, 2026 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in radio frequency (RF)-based solutions for the advanced transportation safety, defense and homeland security markets, today announced the successful completion of installations in Cemex’s trucks in Germany, equipping part of their truck fleet with SaverOne’s Driver Distraction Prevention System (DDPS). The installation represents the first phase of a planned rollout across Cemex Germany’s full truck fleet and follows the successful deployment of SaverOne’s system in Cemex Germany’s passenger cars, as previously announced in 2025. The successful completion of this phase is a step in both Cemex’s and SaverOne’s mutual intention to expand the installation of these systems throughout Cemex’s fleets globally. For SaverOne, it represents another key expansion of its European footprint.

Trucks operate for extended hours on both highways and dense urban routes, where the consequences of driver distraction are particularly severe, and the extension of the DDPS to Cemex Germany’s trucks follows the positive results achieved to date across Cemex’s fleets in Europe. SaverOne and Cemex intend to advance to the enrollment of the system across the remainder of Cemex’s German truck fleet, and aim to advance new deployments across additional Cemex regions and other global work-truck fleets.

Mr. Ori Gilboa, CEO of SaverOne, stated, “Completing this first phase of installations in Cemex Germany’s trucks is an important vote of confidence in our technology and in the results we have delivered to date. Heavy commercial fleets are a core target market for us and already account for the majority of our installations with Cemex, and this phase opens the door to further similar opportunities across their global operations. This is another step in the continued expansion of our footprint in Europe, and it aligns with our strategy of deepening relationships with large multinational customers operating global fleets.”

Michal Padusinsky, Director Supply Chain Czechia, Germany & Poland at Cemex, said, “Driver safety is a critical component of our operational excellence. Having seen the value of SaverOne’s solution in our truck fleets elsewhere in Europe and across our cars in Germany, extending it to our German trucks is a natural next step in reducing distraction-related risks and strengthening safety standards throughout our operations.”

About Cemex

Cemex is an industry leading global construction materials and solutions company that is building a better future safely through more sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies.

Cemex offers cement, ready-mix concrete, aggregates, and urbanisation solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies.

For more information please visit: www.cemex.com

About SaverOne

SaverOne is a technology company specializing in RF-based solutions for the advanced transportation safety, defense and homeland security markets. SaverOne designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, SaverOne is also developing solutions for vulnerable road user (VRU) detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users.

In 2026, SaverOne expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in SaverOne’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com